Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400	Fax: 949/673-4525

May 20, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Jeff Kauten, Attorney-Advisor

Washington, D.C. 20549

RE:        IIM Global Corporation

Registration Statement on Form S-1

File No. 333-193924

Dear Mr. Kauten:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the amendments to the Form S-1 for IIM Global Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated March 14, 2014 (the “Comment Letter”). The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

General

1.          Please update your financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X.

Response: The Company is including the requisite updated financial statements and related information.

Prospectus Summary

The Company, page 5

2.          We note your statement that you have begun serious market penetration with the sale and placement of your products. Please expand your disclosure to more fully describe your marketing activities relating to the development of sales and market penetration of your products. In this regard we note that you do not appear to have generated any revenue during fiscal year 2013 and all of your revenue for the preceding year resulted from one project in Ghana, Africa.

Response: The Company has conducted limited marketing and, as the Commission noted, generated no revenue for the year 2013. The Company plans to expand upon existing relationships with former customers and will more fully develop a marketing strategy when funding becomes available. We have revised this portion of the prospectus to indicate these plans for sales and marketing.

Risk Factors, page 7

3.          Please expand the captions of the risk factors in this section to provide a concise description of the risk to the company that results from the condition or uncertainty you identify.

Response: The Company has revised certain of the subcaptions under the risk factors to comply with Item 503 requirements.  We trust that we have “set forth each risk factor under a subcaption that adequately describes the risk.” Please indicate for us which risk factors, if any, require additional attention at this time.

No assurance of continued market acceptance, page 7

4.          Please revise both the text and caption of this risk factor to disclose that there is no assurance you will be able to successfully commercialize your product.

Response: The Company has revised this risk factor, both the text and caption, in the Form S-1 to disclose that there can be no assurance that the Company will be able to successfully commercialize its product.

The recently enacted JOBS Act… page 12

5.          Please revise to describe how and when a company may lose emerging growth status here or in an appropriately cross-referenced section of this filing.

Response: The Company has revised this portion of the prospectus to include a cross-reference to page 22, “The Jumpstart Our Business Startups Act,” where emerging growth company status is defined.

The Company may complete a primary public offering… page 12

6.          Please tell us whether you have formulated any plans with respect to conducting a primary offering in parallel with this offering.

Response: At present, the Company has not formulated any specific plans to conduct a primary offering in parallel with this offering, but may consider doing so in the future.

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Description of Securities

Common Stock, page 14

7.          Please revise to delete the statement that the description of the company’s capital stock is qualified in its entirety by reference to the certificate of incorporation and the bylaws. You can direct investors to the certificate of incorporation and bylaws for a more complete discussion.

Response: The Company has revised this portion of the prospectus to remove the statement that the description of the company’s capital stock is qualified in its entirety by reference to the certificate of incorporation and the bylaws.

Preferred Stock, page 14

8.          Please tell us whether the preferred stock has been created and, if so, please file the notice of rights and preferences of the preferred stock as an exhibit.

Response: At present, the Company has only approved a plan to issue convertible preferred stock and has no timetable for when preferred stock will be issued. However, we have indicated a general estimate that the Company plans to issue this stock following the effectiveness of the instant Registration Statement.

The Business

Strategic Partners and Suppliers, page 18

9.          You state that you currently have a relationship with Coppernic SAS through which you supply devices to them; however, we note that you have not generated any revenues for this year. Please tell us the current status of this agreement and summarize the performance of the company to date.

Response: The Company entered an agreement with Coppernic SAS on July 9, 2012 to provide the Biometric Verification Solution for the Ghana 2012 election. Revenue of $6,780,300 was earned from this agreement. However, this was a project-based agreement and upon completion of the project, no further revenue accrued. Therefore, no revenues were earned from the agreement or the project for the year 2013.

The Company has revised this portion of the prospectus to reflect that the agreement and relationship pertain to the 2012 Ghana election project.

Executive Compensation

Remuneration of Officers: Summary Compensation Table, page 28

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10.          We note your statement on page 28 that there was no accrued compensation due to the company’s employees or officers. We also note that Mr. Jones has an employment agreement with the Company pursuant to which he is entitled to a base salary of $210,000 plus bonuses and certain other perquisites. According to page 36, stock was issued to settle accrued payroll liabilities in September 2013. Please revise to include the total compensation awarded to, earned or paid to Mr. Jones. Refer to Item 402(n)(2) of Regulation S-K.

Response: At the moment, there is no accrued compensation due to the Company’s officer. On January 2, 2013 the Company entered into a deferred payment agreement with Mr. Jones. Mr. Jones agreed to defer his monthly compensation payments including expenses for a period of up to six months from the date of the agreement. On July 1, 2013, Mr. Jones agreed to defer his compensation payments and expenses through September 20, 2013. As an incentive to Mr. Jones to enter into this agreement, the Company agreed to issue him 100,000 of the Company’s pre-merger common shares which were issued on June 30, 2013 and recoded as share based compensation.

Pursuant to Item 402(n)(2) of Regulation S-K, the Company has included in the prospectus an explanation disclosing that the amount of salary is not calculable through the latest practicable date because all salary has been deferred.

Certain Relationships and Related Party Transactions, page 30

11.           It appears the disclosure relating to Mr. Cassidy should be presented under “Legal

Matters – Interests of Counsel” on page 32.

Response: We have noted your comment. However, we believe that the disclosure pertaining to Mr. Cassidy on page 30 relates to his interest in Tiber Creek Corporation and the beneficial ownership of Tiber Creek, which is entitled to consulting fees. In addition, please note that Mr. Cassidy’s interest as counsel has already been disclosed separately on page 32 under “Legal Matters – Interest of Counsel.”

Selling Shareholders, page 30

12.          With respect to shares to be offered for resale by legal entities, please disclose the individual or individuals who exercise the voting and dispositive powers over such shares.

Response: The Company has revised this portion of the prospectus to include the beneficial owner of the shares offered for resale by legal entities.

Item 16. Exhibits, Financial Statement Schedules

13.          You do not appear to have filed as an exhibit your contract with Flextronics which you describe as a key supplier on page 18. Please provide us with a detailed analysis as to whether you should file your agreement with Flextronics as an exhibit and describe the material terms of that agreement in your disclosure. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K. Similar concerns exist with respect to the agreement with Thomas Szoke PA, LLC described on page 29.

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Response: The Company is filing the Flextronics contract as an exhibit to the Form S-1. With respect to the contract with Thomas Szoke PA, LLC, that agreement has expired and is no longer effective.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (202) 387-5400 or the undersigned at (310) 709-4338. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates

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